[H&P Letterhead]

CONFIDENTIAL TREATMENT REQUESTED BY HELMERICH & PAYNE, INC.

OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83.

April 17, 2006

Mr. Gary Newberry

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                             Helmerich & Payne, Inc.

Form 10-K for Fiscal Year Ended September 30, 2005

Filed December 13, 2005

Form 10-Q for Fiscal quarter Ended December 31, 2005

Filed February 7, 2006

File No. 1-4221

Dear Mr. Newberry:

This letter sets forth the responses from Helmerich & Payne, Inc. (the “Company”) with respect to the staff’s comment letter dated April 4, 2006 on the Company’s Form 10-K for the year ended September 30, 2005 and the Form 10-Q dated December 31, 2005. The numbered responses in this letter correspond to the numbered paragraphs of the comment letter. We have also included the comment along with the Company’s response to assist the review process.

For certain items you have requested that the Form 10-K and Form 10-Q be amended in response to your comment. An amended Form 10-K for the year ended September 30, 2005 and an amended Form 10-Q for the quarter ended December 31, 2005 will be subsequently filed. Below, the Company has provided for your consideration a description of how we intend to address these items in the amended documents prior to filing the amendments.

In some of our responses, we have agreed to change or supplement the disclosures in our filings. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filings are materially deficient

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 17, 2006	BY HELMERICH & PAYNE, INC.

or inaccurate. Accordingly, any amendment to our filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient.

We also have indicated in a number of our responses that we believe no change in disclosure is appropriate, and have explained why. We understand the SEC staff’s comments, even where a disclosure change is requested or suggested, to be based on the staff’s understanding based on information available to it, which may be less than the information available to us. Accordingly, we understand those SEC staff comments may be withdrawn or modified based on the additional explanation or information we provide.

In accordance with 17 C.F.R. § 200.83, we have provided a letter to the staff of the SEC and the Office of Freedom of Information and Privacy Act Operations requesting confidential treatment for certain portions of the Company’s response set forth in this response letter (the “Confidential Material”). The Company has redacted the Confidential Material from the letter filed via EDGAR and has included such information solely in paper copies of the letter submitted to the SEC staff.

***

Form 10-K for the Fiscal Year Ended September 30, 2005

Comment

Five -Year Summary of Selected Financial Data, page 19

1.                        We note the line item “other” in this table, which apparently combines several income statement line items, resulting in a non-GAAP measure. While the guidance in the instructions to Regulation S-K Item 301 allows presentation of certain non-GAAP measures which would enhance understanding of your financial condition and results of operations, such financial measures must be identified as non-GAAP measures and must include the disclosures required by Regulation S-K Item 10(e)(1)(i). Revise this table to eliminate this non-GAAP financial measure or provide the disclosures required by Regulation S-K Item 1O(e)(1)(i). Additionally, clarify in your filing how your measure is calculated, as it is not clear. For example, the 3 line items in your statements of income for 2005 that you reference (income from asset sales; gain on sale of investment securities; and interest and dividend income) total $46,328, yet your table reflects $46,093.

Response

In the amended Form 10K for the fiscal year ended September 30, 2005, the line item “other” will be deleted from the Five-Year Summary of Selected Financial Data. The footnote to the Five-Year Summary of Selected Financial Data in the previously filed Form 10K, describing the “other” line item was intended to assist the reader in understanding the significant, but not all components of the line item.

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Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 17, 2006	BY HELMERICH & PAYNE, INC.

Annual Report, Exhibit 13

Comment

Financial and Operating Review, page 6

2.                        We note the use of the following line items:

•                  Operating Costs,

•                  Depreciation,

•                  Interest, Dividend and Other Income, and

•                  Income from Investment and Asset Sales

The line “Operating Costs” must expressly indicate in its title that depreciation is excluded. Refer to our related comment below. The remaining three measures appear to be combining multiple lines from your statements of income. As such, they represent non-GAAP measures that should be identified as such and should include appropriate disclosure. Please refer to our previous comment above.

Response

In the amended Form 10K for the fiscal year ended September 30, 2005, the line item will be changed to Operating Costs, excluding depreciation. The footnote for the 2004 depreciation amount will be changed to read as follows:

“2004 includes an asset impairment of $51,516 and depreciation of $94,425”

Interest, Dividend, and Other Income as previously disclosed in the Financial & Operating Review  will be revised to show Interest and dividend income as shown on the Consolidated Statements of Income.

The line titled Income from Investment and Asset Sales in the Financial & Operating Review will be revised to only show Income from investment sales as shown on the Consolidated Statements of Income.

Comment

Comparison of the years ended September 30, 2005 and 2004, page 16

3.                        You state that average rig margins declined because you did not have an adequate reserve for deferred compensation. Tell us the facts and circumstances you considered in concluding that this situation should be accounted for as a change in estimate, and not the correction of an error as described in Accounting Principles Board (APB) Opinion Number 20. In your response, address why you consider this to be a significant component of your expenses that should be described to understand your results of operations, as required by Regulation S-K Item 202(a)(3)(i).

Response

During the fourth quarter fiscal 2005, the Company discovered a miscalculation in the government stipulated deferred compensation liability in Venezuela. The miscalculation impacted fiscal years 2002, 2003, 2004 and 2005. Once identified in the fourth quarter of fiscal 2005, the liability was adjusted for an amount totaling

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Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 17, 2006	BY HELMERICH & PAYNE, INC.

approximately $1.9 million. Of this amount, $1.2 million related to prior periods. The Company evaluated the impact of the out-of-period amounts and concluded that such amounts were not of the magnitude to require restatement. The impact on pre-tax earnings from continuing operations totaled $.5 million and $.3 million for 2003 and 2002 which represented 1.4 percent and 3.0 percent, respectively. The impact on pre-tax earnings in 2004 totaled $.4 million and represented 0.7 percent of pre-tax earnings before the impairment charge. The impact of the out-of-period amount reported in 2005 was 0.6 percent of pre-tax earnings. APB 20 requires that corrections of errors be recorded by restatement of prior periods if the error is material. Under the provisions of APB 20, the Company considers these amounts clearly inconsequential to the consolidated results of operations for the periods presented, and therefore, the adjustment was recorded in the fourth quarter of 2005 when identified. Furthermore, the adjustment did not affect trends for the periods presented.

In evaluating the disclosure of this item in our discussion of International operating results in the 2005 Form 10-K, the Company considered the impact on the operating statistics presented. While overall operating income increased, average margin per day decreased in part due to this item. In order to provide transparent disclosure to the reader, the Company concluded disclosure of this item was appropriate, though the amounts related to this matter were clearly immaterial to the consolidated financial statements overall.

Comments

Liquidity and Capital Resources, page 21

4.                        You have reported income from asset sales for the last three fiscal years. Expand your Management Discussion and Analysis of Financial Condition and Results of Operations to include a discussion of which assets were sold, the proceeds received, and the underlying reason for the sales.

5.                        You have discussed net proceeds from the sale of portfolio securities of $46.7 million, $30.9 million and $18.2 million for each of the last three fiscal years. Your consolidated statements of cash flows disclose proceeds from the sale of investments of $65.5 million, $14.0 million and $18.2 million for each of the last three fiscal years. Amend your discussion or consolidated statements of cash flows as appropriate so that the amounts discussed are in agreement with the amounts in your financial statements.

6.                        Expand your discussion of the net proceeds from the sale of portfolio securities to disclose the reasons for such sales.

7.                        Expand your discussion to describe the $5 million of investments purchased in 2005, which are presented on your statements of cash flows.

8.                        We note your disclosure of contracts for 50 new rigs to be delivered starting in 2006. Amend your discussion to address the anticipated source of funds needed to fulfill

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Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 17, 2006	BY HELMERICH & PAYNE, INC.

such commitments, as required by Regulation S-K Item 303(a)(2)(1).

Response to Numbers 4 through 8

A draft of the Liquidity and Capital Resources discussion, modified for items 4 – 8 is included in Appendix A.

In response to item 8 above, on page 22, we disclosed that current cash, investments in short-term money market securities, and projected cash generated from operating activities are anticipated to meet the Company’s current estimated capital expenditures and other expected cash requirements for fiscal 2006. In the revised disclosure we have clarified these capital expenditures include rig construction.

The differences in net proceeds of portfolio securities noted in comment number 5 were due to sales with a trade date in fiscal 2004 for which the cash was not received until fiscal 2005. Therefore, the cash received reflected in the 2004 and 2005 Statements of Cash Flow were appropriately adjusted for this 2004 non-cash item as summarized in the following table:

	2005	2004	2003
	(in thousands)
Proceeds from portfolio securities	$46,701	$30,871	$18,215
Proceeds from sale of short-term securities	2,000	—	—
Adjustment to Statement of Cash Flows for proceeds received subsequent to year-end related to trade date accounting	16,838	(16,838)	—
Proceeds from sale of investments – Statement of Cash Flows	$65,539	$14,033	$18,215

Comment

Material Commitments, page 24

9.                        Explain why you do not include purchase obligations relating to the construction of drill rigs discussed on page 22. Refer to Regulation S-K Item 303(a)(5)(ii)(D).

Response

Regulation S-K Item 303(a)(5)(ii)(D) provides that purchase obligations that are enforceable and legally binding should be included in the Material Commitments table. On page 25 we disclosed that the Company had commitments outstanding of approximately $96.2 million for the purchase of contract drilling equipment. In the amended Form 10-K for the fiscal year ended September 30, 2005, the purchase commitments will be included in the Material Commitments table.

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Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 17, 2006	BY HELMERICH & PAYNE, INC.

Comment

Critical Accounting Policies and Estimates, page 25

10.                  We note your disclosure of property, plant and equipment as a critical policy, and the impairment charge relating to your drill rigs in 2004. Expand your discussion of depreciation to address the estimates and assumptions made under this policy, why the estimates and assumptions bear the risk of change and how accurate the estimates and assumptions have been in the past. Please refer to Financial Reporting Codification Section 501.14 for further guidance.

Response

We will modify our critical accounting policy and estimates discussion for property, plant and equipment as follows:

Property, plant and equipment, including renewals and betterments, are stated at cost, while maintenance and repairs are expensed as incurred. Interest costs applicable to the construction of qualifying assets are capitalized as a component of the cost of such assets. The Company provides for the depreciation of property, plant and equipment using the straight-line method over the estimated useful lives of the assets. Depreciation is determined considering the estimated salvage value of the property, plant and equipment. Both the estimated useful lives and salvage values require the use of management estimates. Certain events, such as unforeseen changes in operations or technology or market conditions, could occur that would materially affect the Company’s estimates and assumptions related to depreciation. Management believes that these estimates have been materially accurate in the past. For the years presented in this report, no significant changes were made to the Company’s useful lives or salvage values, other than reflected in the 2004 impairment of certain offshore equipment. Upon retirement or other disposal of fixed assets, the cost and related accumulated depreciation are removed from the respective accounts and any gains or losses are recorded in net income.

Comment

Consolidated Statements of Income, page 34

11.                  We note that the line item “operating costs” excludes related depreciation costs. Although the guidance in Staff Accounting Bulletin Topic11:B accommodates the separate presentation of depreciation, the description of operating costs must make it clear that it excludes such amounts. Please modify your presentation accordingly.

Response

In the amended Form 10K for the fiscal year ended September 30, 2005, the line item “Operating costs” in the Consolidated Statements of Income will be changed to “Operating Costs, excluding depreciation”.

Comment

12.                  You have reported income from asset sales as non-operating income. Tell us why this treatment is appropriate, given the requirements of Statement of Financial

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Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 17, 2006	BY HELMERICH & PAYNE, INC.

Accounting Standards (SFAS) Number 144, paragraph 45, or revise these statements accordingly.

Response

Selling drilling rigs and equipment is not a routine part of our business and as a result, the Company included the income for asset sales as non-operating revenue. However, we concur that this is not in strict compliance with paragraph 45 of SFAS number 144. Therefore, in the amended Form 10-K for the fiscal year ended September 30, 2005, the line item “Income from asset sales” in the Consolidated Statements of Income will be removed from the non-operating income section and included under the heading Operating Costs and Other, previously Operating Costs and Expenses. This will be included as a separate line item within this section.

Comment

Consolidated Balance Sheets, page 35

13.                  We note your classification of investments as non-current and the proceeds from investment sales in each of the last three years in your consolidated statements of cash flows. Tell us why you believe the classification of investments as a non- current asset is appropriate. We may have further comment.

Response

The Company has historically been a long-term holder of investment securities. Our primary investments of Atwood Oceanics, Inc., the Company’s equity affiliate, and Schlumberger, LTD. were first acquired in 1970 and 1967, respectively. The Company does not contemplate nor budget gains on sale of investment securities during the Company’s operating cycle, i.e. the upcoming twelve months. While not contemplated, circumstances do arise that result in sales of investment securities. During the last three years circumstances and events have occurred that triggered sales such as the Atwood public offering. Additionally, stock sold in 2004 and 2003 was used for operations during a period when contract drilling services and dayrates were depressed after the Company had invested capital in building new Rigs. The Company periodically sells investments to meet cash-flow needs or due to other circumstances as described above. As a result, the Company appropriately classified the investment securities available for sale in accordance with SFAS 115.

SFAS 115 provides that in a classified statement of financial position individual available-for-sale securities are reported as either current or noncurrent, as appropriate, under the provisions of ARB No. 43, Chapter 3A, “Working Capital—Current Assets and Current Liabilities. Chapter 3A of ARB 43 indicates in paragraph 4 that “the term current assets is used to designate cash and other assets or resources commonly identified as those which are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business.”   As stated above, the Company does not contemplate nor budget gains on sale of investment securities during the Company’s operating cycle. However, while not contemplated, circumstances may arise that result in sales of investment

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Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 17, 2006	BY HELMERICH & PAYNE, INC.

securities. Therefore, management believes that long-term classification is appropriate.

Comment

Consolidated Statements of Shareholders’ Equity, page 37

14.                  You have disclosed here a tax benefit from stock based awards. Tell us why you  have not disclosed this item in your consolidated statement of cash flows, or in Note 4 - Income Taxes, as required by SFAS 95 and 109, respectively.

Response

The guidance included in EITF 00-15, Classification in the Statement of Cash  Flows of the Income Tax Benefit Received by a Company upon Exercise of a Nonqualified Employee Stock Option, effective prior to the adoption of SFAS 123(R), provided that the tax benefit from stock based awards be disclosed either in the statement of cash flows, the statement of changes in stockholder’s equity or in the footnotes to the financial statements. The Company believes we have made the proper disclosure in the Consolidated Statements of Shareholders’ Equity.

Comment

Consolidated Statements of Cash Flows, page 28

15.                  Please amend to remove your subtotal of changes in assets and liabilities from the operating activities section. Subtotals not explicitly required by SFAS 95 may not be included.

Response

In the amended Form 10-K for the fiscal year ended September 30, 2005, the subtotal of Adjustments to Reconcile Income to Net Cash Provided by Operating Activities will be removed.

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Comments

Revenues, page 40

16.                  You state here that “revenues earned. .. . are deferred and recognized” over the term of the daywork contract. We do not understand why revenues earned should be deferred. Revise your disclosure to clarify this contradiction and more fully describe the manner by which you recognize revenues under your various drilling contracts.

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Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 17, 2006	BY HELMERICH & PAYNE, INC.

17.                  Disclose the method you use to amortize the net direct mobilization costs incurred under your drilling contracts. Tell us why this method is appropriate.

18.                  We understand that you receive, as part of your daywork drilling contracts, lump sum payments covering all or part of your mobilization costs. However, it appears that you are earning revenues from drilling, rather than from mobilization. Revise your revenue policy to clarify that revenues are not earned during mobilization.

Response to Numbers 16 through 18

In the amended Form 10-K for the fiscal year ended September 30, 2005, the Drilling Revenues note will be revised as follows:

Contract drilling revenues are comprised of daywork drilling contracts for which the related revenues and expenses are recognized as services are performed. For certain contracts, the Company receives lump-sum payments contractually designated, for the mobilization of rigs and other drilling equipment. Mobilization payments  received, and direct costs incurred for the mobilization are deferred and recognized on a straight line basis over the term of the related drilling contract. Costs incurred to relocate rigs and other drilling equipment to areas in which a contract has not been secured are expensed as incurred. Reimbursements received by the Company for out-of-pocket expenses are recorded as revenues and direct costs.

The Company’s drilling contracts are all structured on a daywork basis. We believe our revenue policy and straight-line amortization is in accordance with SAB 104.

Comment

Note 7 - Financial Instruments. page 49

19.                  We note that your investments are comprised mainly of the common stock of two publicly held companies. Amend this footnote to disclose the fair market value of each significant common stock investment, as required by APB Opinion 18, paragraph 20(b).

Response

APB Opinion 18, paragraph 20(b) is applicable to disclosures for investments in common stock accounted for under the equity method of accounting. Note 7 – Financial Instruments refers to Note 1 for the investments accounted for under the equity method of accounting. We believe Note 1 includes all required disclosures related to our investment accounted for under the equity method of accounting, Atwood Oceanics, Inc. We further believe Note 7 includes all required disclosures for investments not accounted for under the equity method of accounting as required in SFAS 115, paragraph 19 which requires the fair value of available for sale securities be disclosed in the aggregate.

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Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 17, 2006	BY HELMERICH & PAYNE, INC.

Note 12 - Risk Factors

Comment

Contract Drilling Operations, page 56

20.                  You disclose various risks related to international drilling. Revise this footnote to provide the disclosures required under Statement of Position 94-6, paragraph 24 with regard to the carrying amount of net assets and the geographic area in which they are located, or explain to us why you do not believe this disclosure is required.

Response

Statement of Position 94-6 additionally states that if adequate information is already presented about operations and assets in the segment information required by SFAS 131, the disclosure need not be repeated. Note 14 – Segment Information discloses the total assets and the long-lived assets in the international drilling segment by geographic area. Long-lived assets in the international segment represent 72 percent of the total assets in the international segment. We believe this complies with the requirements of SOP 94-6.

Comment

Note 14 - Segment Information, page 58

21.                          Please provide to us your analysis of segments in accordance with SFAS 131. In particular, provide us with your analysis that supports your conclusion that your drilling business includes just three operating segments. It appears to us that each of your rigs may constitute an operating segment, as contemplated by SFAS 131, paragraph 10, which may be appropriately aggregated in accordance with subsequent guidance. Include in your response your internal management reports as of September 30, 2005, as provided to your chief operation decision maker and your board of directors.

Response

The individual rigs do not meet the criteria of paragraph 10 because the operating results at a rig level are not regularly reviewed by the chief operating decision maker (“CODM”).

The Company’s analysis of segments in accordance with SFAS 131 is as follows:

Operating segments are the individual operations that the “Chief Operating Decision Maker” (“CODM”) reviews for purposes of assessing performance and making operating decisions. SFAS 131 has defined the following characteristics that individual business components must possess in order to be considered operating segments:

•                  The component engages in business activities from which it may earn revenues and incur expenses. Each of the Company’s operating segments engage in business activities (either contract drilling or real estate activities) which earn revenues from external customers and incur expenses related to those activities.

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Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 17, 2006	BY HELMERICH & PAYNE, INC.

•                  The operating results of the component are regularly reviewed by the CODM for the purposes of assessing performance and making operating decisions. The Company CODM, Hans Helmerich, regularly reviews the operating results of the following components of our business which earn revenues and incur expenses:  U.S. Land Drilling, U.S. Offshore Drilling, International Drilling and Real Estate. Decisions are made and performance is assessed at this level which is demonstrated by the fact that each of these operating segments has a business unit head. The Company’s drilling operations and real estate segment have a business unit head (or segment manager as described in SFAS 131) that reports directly to the CODM. Within drilling, each segment provides the same basic services to its customers (contract drilling) however, the segments are managed and operated as separate operations due to the uniqueness of the operating environments in which they operate. Accordingly, there are vice presidents with operational responsibility for each of the three drilling segments. These vice presidents report directly to an executive vice president who in turn reports to the CODM.

•                  Sufficient financial information about the component is available to the CODM. The Company is providing the internal management (Appendix “B” to this response letter) and board of director reports (Appendix “C” to this response letter)that are utilized by the CODM for purposes of assessing performance, making operating decisions and determining resource allocations. This financial information is sufficiently detailed to allow the CODM to make decisions. The internal management reports summarize operating results on a consolidated basis and additionally provide financial information for each of the Company’s operating segments. You will note that in addition to the operating segment information, the management report provides additional information regarding our operations in individual international locations. Although financial information by country is readily available to management, the Company’s international operations are managed collectively as one business unit or segment. The Company does not consider each country its own operating segment as it manages its foreign rig fleet and rig utilization by moving rigs from one country to another as the economics change from region to region.

The intent of SFAS 131 was to allow the users of financial statements to see the results of operations through the eyes of management by providing segment information in a manner that highlights the risks and opportunities that management views as important. The Company believes that its current segment presentation meets the requirements of SFAS 131.

Historically the Company’s measure of segment profit and loss has been operating income. In response to comment 12 above, the Company will be reflecting income from asset sales in operating income. Because selling drillings rigs and equipment is not a routine part of our business, the Company believes that excluding the income from asset sales from our segment analysis is consistent with how the CODM assesses performance and makes operating decisions. Therefore, in the amended

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Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 17, 2006	BY HELMERICH & PAYNE, INC.

Form 10-K and on a go-forward basis, the measure of segment profit and loss will be operating income excluding income from asset sales. The required reconciliation of segment profit including this change will be included in the amended Form 10-K.

Comment

Exhibits 31.1 and 31.2, Certifications of Chief Executive and Chief Financial Officer

22.                          We note that the wording of your certifications does not conform to the requirements as specified in Financial Release 33-8238. Please provide the correctly worded certifications. The title of your certifying officer and the name of the company should not be included in the introductory line. Please include the name of the company in paragraph 1.

Response

In the amended Form 10K for the fiscal year ended September 30, 2005, the certifications will be amended to remove the title of the certifying officer and the name of the company from the introductory line and include the name of the company in paragraph 1.

Comment

Form 10-Q for the Quarter Ending December 31, 2005

23.                          Revise the accounting and disclosures in your interim report on Form 10-Q as necessary to comply with all applicable comments written on your annual report on Form lO-K.

Response

The Company will amend the Form 10-Q dated December 31, 2005 for the items included in comments 11 and 12. The other paragraphs are not applicable to the Form 10-Q or were not present in the filing.

The company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company understands the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

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Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 17, 2006	BY HELMERICH & PAYNE, INC.

***

If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review of the Company’s Forms 10-K and 10-Q, please advise us at your earliest convenience. You may reach the undersigned at 918-742-5531.

Sincerely,

Douglas E. Fears

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Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 17, 2006	BY HELMERICH & PAYNE, INC.

Appendix A

LIQUIDITY AND CAPITAL RESOURCES

The Company’s capital spending for operations was $86.8 million in 2005, $90.2 million in 2004, and $242.9 million in 2003. Net cash provided from operating activities for those same time periods was $212.2 million in 2005, $136.6 million in 2004 and $93.1 million in 2003. The Company’s 2006 capital spending estimate is approximately $500 million, an increase from the budgeted $95 million in 2005, due to the construction of new FlexRigs.

The Company has historically financed operations primarily through internally generated cash flows. In periods when internally generated cash flows are not sufficient to meet liquidity needs, the Company will either borrow from an available unsecured line or, if market conditions are favorable, sell portfolio securities. Likewise, if the Company is generating excess cash flows, the Company may invest in additional portfolio securities or short-term investments. In 2005, the Company made investments of $5.0 million of which $2.0 million were sold prior to the end of the fiscal year.

The Company manages a portfolio of marketable securities that, at the close of 2005, had a market value of $293.4 million. The Company’s investments in Atwood Oceanics, Inc. (“Atwood”), the Company’s equity affiliate, and Schlumberger, Ltd., made up almost 93 percent of the portfolio’s market value on September 30, 2005. The value of the portfolio is subject to fluctuation in the market and may vary considerably over time. Excluding the Company’s equity-method investments, the portfolio is recorded at fair value on

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Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 17, 2006	BY HELMERICH & PAYNE, INC.

the Company’s balance sheet for each reporting period. The Company currently owns 2,000,000 shares or approximately 13.0 percent of the outstanding shares of Atwood.

The Company generated net proceeds from the sale of portfolio securities of $46.7 million in 2005, $30.9 million in 2004, and $18.2 million in 2003. Of the $30.9 million of sales in 2004, $16.8 million related to sales with a trade date in fiscal 2004 but the cash was not received until fiscal 2005.

In 2005, proceeds were primarily from the sale of 1,000,000 shares of Atwood. In July 2004, Atwood filed a Registration Statement covering all 3,000,000 shares of Atwood stock owned by the Company. On October 19, 2004, Atwood completed a secondary public offering of shares in which the Company sold 1,000,000 of its Atwood shares and received $45.6 million.

In 2004, proceeds were primarily from the sale of 250,000 shares of Schlumberger, 140,000 shares of Conoco-Phillips and various smaller investments. The proceeds were used for operations.

In 2003, proceeds were primarily from the sale of 100,000 shares of Conoco-Phillips, 286,528 shares of Transocean Sedco Forex and various smaller investments. The proceeds from sales were used for operations. Demand for contract drilling was weak in 2003 with soft drilling rates under increased price competition.

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Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 17, 2006	BY HELMERICH & PAYNE, INC.

The Company has historically been a long-term holder of investment securities. However, circumstances may arise such as cash flow needs or the above referenced Atwood offering that result in security sales that were not previously contemplated.

The Company’s proceeds from asset sales totaled $28.9 million in 2005, $7.9 million in 2004 and $6.7 million in 2003. In 2005, the Company sold two large domestic land rigs. The rigs were idle at the time of the sale and with the Company’s emphasis on FlexRig technology, the Company took advantage of the opportunity to sell the conventional rigs. The sale generated a gain of approximately $9.0 million and proceeds of approximately $23.3 million. In 2004, a damaged mast on a rig in the international segment was sold generating a gain of approximately $1.7 million and proceeds of approximately $2.4 million. Additionally, undeveloped land owned by the Company’s Real Estate Division was sold to developers in 2004 and 2003 with proceeds of approximately $1.1 million and $2.7 million, respectively.

During 2003, 19 rigs from the FlexRig3 program were completed and another five were completed by March, 2004. During 2005 and subsequent to September 30, 2005, the Company announced contracts to operate eight new FlexRig3s and 42 new FlexRig4s for 12 exploration and production companies. The first rig is scheduled for completion in December 2005, with the remaining rigs expected to be delivered at a rate of two per month, with delivery expected to increase to four per month by the fourth quarter of fiscal 2006. Projected rig construction is expected to average approximately $11.0 million to $14.0 million per rig depending on equipment requirements. Each agreement has at

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Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 17, 2006	BY HELMERICH & PAYNE, INC.

least a three-year commitment by the operator under a minimum fixed contract. The drilling services will be performed on a daywork contract basis.

Current cash, investments in short-term money market securities, and projected cash generated from operating activities are anticipated to meet the Company’s current estimated capital expenditures, including rig construction, and other expected cash requirements for fiscal 2006.

The Company has $200 million intermediate-term unsecured debt obligations with staged maturities from August, 2007 to August, 2014. The annual average interest rate through maturity will be 6.43 percent. The terms of the debt obligations require the Company to maintain a minimum ratio of debt to total capitalization.

On September 30, 2005, the Company had a committed unsecured line of credit totaling $50 million, with no money drawn and letters of credit totaling $14 million outstanding against the line. The line of credit matures in 2006 and bears interest of LIBOR plus .875 percent to 1.125 percent or prime minus 1.75 percent to prime minus 1.50 percent depending on certain financial ratios of the Company. The Company must maintain certain financial ratios including debt to total capitalization and debt to earnings before interest, taxes, depreciation, and amortization, and a certain level of tangible net worth.

Current ratios for September 30, 2005 and 2004 were 5.6 and 4.1, respectively. The debt to total capitalization ratio was

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Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 17, 2006	BY HELMERICH & PAYNE, INC.

16 percent and 18 percent at September 30, 2005 and 2004, respectively.

During 2005, the Company paid a dividend of $0.33 per share, or a total of $16.9 million, representing the 33rd consecutive year of dividend increases.

5

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APPENDIX B

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]	HP-01 through HP-20

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Appendix C

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Appendix C

HELMERICH & PAYNE, INC.

DIRECTORS’ REPORT

TABLE OF CONTENTS

DECEMBER 6, 2005

Consolidated Statements of Income
— Quarters Ended 12/31/04, 03/31/05, 06/30/05 and 09/30/05

Consolidated Statements of Income — Fiscal Years 2002, 2003, 2004 and 2005

Comparative Consolidated Balance Sheets
— 09/30/03, 09/30/04 and 09/30/05

Consolidated Statements of Cash Flow
— Quarters Ended 09/30/04, 12/31/04, 03/31/05, 06/30/05 and 09/30/05

Graphic Illustrations - 5 Quarters
— After-Tax Cash Flow, Capital Expenditures and Operating EBITDA

Results of Operations - U.S. Land, U.S. Offshore and International
— Quarters Ended 09/30/04, 12/31/04, 03/31/05, 06/30/05 and 09/30/05

Segment Summary & Unallocated Amounts
— Quarters Ended 09/30/04, 12/31/04, 03/31/05, 06/30/05 and 09/30/05

Stock Portfolio

Peer Ranking Analysis

Illustrative Graphs - Stock Price Performance

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CONSOLIDATED STATEMENTS OF INCOME

	Three months ended
	12/31/2004	3/31/2005	6/30/2005	9/30/2005
	in thousands

Operating revenues
Drilling - U.S. Land	$109,188	$122,394	$138,720	$157,335
Drilling - U.S. Offshore	20,356	18,649	19,905	26,011
Drilling - International	42,471	41,799	46,030	47,180
Real Estate	2,664	2,608	2,732	2,684
	174,679	185,450	207,387	233,210

Operating costs and expenses
Operating costs	111,252	114,321	121,470	137,188
Depreciation	23,262	23,950	23,419	25,643
Asset impairment	—	—	—	—
General and administrative	9,246	9,593	11,680	10,496
	143,760	147,864	156,569	173,327

Operating income	30,919	37,586	50,818	59,883

Other income (expense)
Interest and dividend income	961	1,193	1,671	1,984
Interest expense	(3,309)	(3,246)	(3,127)	(2,960)
Gain on sale of investment securities	26,349	(36)	—	656
Income from asset sales	10,816	971	603	1,160
Other	(2)	348	29	(610)
	34,815	(770)	(824)	230

Income before income taxes and equity in income of affiliates	65,734	36,816	49,994	60,113

Income tax provision	27,130	15,153	20,627	24,553

Equity in income of affiliates net of income taxes	706	687	458	561

NET INCOME	$39,310	$22,350	$29,825	$36,121

Earnings per Diluted Share	$0.77	$0.43	$0.57	$0.68

QUARTERLY NET INCOME

( millions)

[CHART]

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	FY2002	FY2003	FY2004	FY2005
	in thousands

Operating revenues
Drilling - U.S. Land	$231,269	$273,179	$346,015	$527,637
Drilling - U.S. Offshore	132,098	112,259	84,238	84,921
Drilling - International	150,668	109,517	148,788	177,480
Real Estate	9,383	9,268	10,015	10,688
	523,418	504,223	589,056	800,726

Operating costs and expenses
Operating costs	362,133	346,259	417,716	484,231
Depreciation	61,447	82,513	94,425	96,274
Asset impairment	—	—	51,516	—
General and administrative	36,563	41,003	37,661	41,015
	460,143	469,775	601,318	621,520

Operating income	63,275	34,448	(12,262)	179,206

Other income (expense)
Interest and dividend income	3,624	2,467	1,965	5,809
Interest expense	(980)	(12,289)	(12,695)	(12,642)
Gain on sale of investment securities	24,820	5,529	25,418	26,969
Income from asset sales	1,392	3,689	5,377	13,550
Other	(911)	98	197	(235)
	27,945	(506)	20,262	33,451

Income before income taxes and equity in income of affiliates	91,220	33,942	8,000	212,657

Income tax provision	40,573	14,649	4,365	87,463

Equity in income (loss) of affiliates net of income taxes	3,059	(1,420)	724	2,412

NET INCOME	$53,706	$17,873	$4,359	$127,606

Earnings per Diluted Share	$1.07	$0.35	$0.09	$2.45

FISCAL YEAR NET INCOME

( millions)

[CHART]

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HELMERICH & PAYNE, INC.

COMPARATIVE CONSOLIDATED BALANCE SHEETS

	9/30/2003	9/30/2004	9/30/2005
	in thousands
ASSETS

Current assets
Cash/cash equivalents	$38,189	$65,296	$288,752
Accounts receivable, less reserve of $1,319, $1,265 and $1,791	91,088	133,262	162,646
Inventories	22,533	20,826	21,313
Deferred income taxes	1,935	4,346	8,765
Income tax receivable	32,619	—	—
Prepaid expenses and other	13,102	21,600	18,321
Total current assets	199,466	245,330	499,797

Investments	158,770	161,532	178,452

Fixed assets, net of accumulated depreciation Contract drilling equipment	1,004,932	942,626	926,940
Real estate properties	27,386	28,719	27,863
Other	25,887	27,329	27,162
	1,058,205	998,674	981,965

Other assets	1,329	1,308	3,136

TOTAL ASSETS	$1,417,770	$1,406,844	$1,663,350

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	9/30/2003	9/30/2004	9/30/2005
	in thousands
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Notes payable	$30,000	$—	$—
Accounts payable	29,630	28,012	44,854
Accrued liabilities	28,988	31,891	44,627
Total current liabilities	88,618	59,903	89,481

Noncurrent liabilities
Long-term notes payable	200,000	200,000	200,000
Deferred income taxes	183,672	194,573	246,975
Other	28,229	38,258	47,656
Total noncurrent liabilities	411,901	432,831	494,631

Shareholders’ equity
Common stock	5,353	5,353	5,353
Additional paid-in capital	83,302	85,466	112,297
Retained earnings	840,776	828,763	939,380
Unearned compensation	(10)	—	(134)
Accumulated comprehensive income	33,668	36,252	47,544
	963,089	955,834	1,104,440

Less: Treasury stock, at cost	45,838	41,724	25,202
Total shareholders’ equity	917,251	914,110	1,079,238

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,417,770	$1,406,844	$1,663,350

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HELMERICH & PAYNE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOW

	Three months ended
	9/30/2004	12/31/2004	3/31/2005	6/30/2005	9/30/2005
	in thousands
OPERATING ACTIVITIES
Net income	$(12,624)	$39,310	$22,350	$29,825	$36,121
Depreciation	24,821	23,262	23,950	23,419	25,643
Asset impairment	51,516	—	—	—	—
Gain on asset and security sales	(16,377)	(37,165)	(935)	(603)	(1,816)
Non-monetary investment gain	(575)	—	—	—	—
Changes in assets and liabilities	14,854	9,409	492	3,677	19,513
Other	(455)	(1,140)	(1,444)	(732)	(898)
Net cash provided by operating activities	61,160	33,676	44,413	55,586	78,563

INVESTING ACTIVITIES
Capital expenditures	(18,436)	(9,370)	(13,323)	(31,389)	(32,723)
Purchase of investments	—	—	(5,000)	—	—
Proceeds from asset and security sales	4,661	87,553	1,745	2,909	2,324
Net cash provided by (used in) investing activities	(13,775)	78,183	(16,578)	(28,480)	(30,399)

FINANCING ACTIVITIES
Payments on notes payable	(3,000)	—	—	379	(379)
Dividends paid	(4,139)	(4,166)	(4,214)	(4,227)	(4,259)
Proceeds from exercise of stock options	603	4,535	7,308	4,574	8,941
Net cash provided by (used in) financing activities	(6,536)	369	3,094	726	4,303

Net increase (decrease) in cash and cash equivalents	40,849	112,228	30,929	27,832	52,467
Cash and cash equivalents, beginning of period	24,447	65,296	177,524	208,453	236,285
Cash and cash equivalents, end of period	$65,296	$177,524	$208,453	$236,285	$288,752

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HELMERICH & PAYNE, INC.

CONSOLIDATED TOTALS

($Millions)

AFTER-TAX CASH FLOW AND
CAPITAL EXPENDITURES	OPERATING EBITDA

[CHART]	[CHART]

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HELMERICH & PAYNE, INC.

RESULTS OF OPERATIONS - U.S. LAND OPERATIONS

Unaudited

	Three months ended
	9/30/2004	12/31/2004	3/31/2005	6/30/2005	9/30/2005
	in thousands, except days and per day amounts

Revenues	$100,055	$109,188	$122,394	$138,720	$157,335
Direct operating expenses	68,960	66,978	69,695	74,639	82,852
General and administrative expense	2,142	1,866	1,839	2,346	2,543
Depreciation	15,097	14,756	15,063	14,491	15,912
Operating income	$13,856	$25,588	$35,797	$47,244	$56,028

Activity days	7,363	7,588	7,589	7,797	7,994
Average rig revenue per day	$12,437	$13,363	$15,018	$16,658	$18,563
Average rig expense per day	$8,214	$7,800	$8,074	$8,439	$9,246
Average rig margin per day	$4,223	$5,563	$6,944	$8,219	$9,317
Rig utilization percentage	92%	92%	94%	94%	95%

OPERATING PROFIT	ACTIVITY DAYS	AVERAGE RIG
(in millions)		MARGIN PER DAY

[CHART]	[CHART]	[CHART]

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U.S. LAND OPERATING DATA

ACTIVITY DAYS	REVENUE PER DAY

[CHART]	[CHART]

RIG UTILIZATION	MARGINS PER DAY

[CHART]	[CHART]

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HELMERICH & PAYNE, INC.

RESULTS OF OPERATIONS - U.S. OFFSHORE OPERATIONS

Unaudited

	Three months ended
	9/30/2004	12/31/2004	3/31/2005	6/30/2005	9/30/2005
	in thousands, except days and per day amounts

Revenues	$23,601	$20,356	$18,649	$19,905	$26,011
Direct operating expenses	15,653	12,847	10,992	11,504	17,443
General and administrative expense	968	834	817	1,071	1,103
Depreciation	3,004	2,507	2,668	2,682	2,745
Asset impairment	51,516	—	—	—	—
Operating income (loss)	$(47,540)	$4,168	$4,172	$4,648	$4,720

Activity days	601	563	450	455	654
Average rig revenue per day	$27,777	$25,793	$29,297	$32,614	$29,782
Average rig expense per day	$17,377	$14,251	$14,928	$16,426	$17,838
Average rig margin per day	$10,400	$11,542	$14,369	$16,188	$11,944
Rig utilization percentage	54%	56%	45%	45%	65%

OPERATING PROFIT	ACTIVITY DAYS	AVERAGE RIG
(in millions)		MARGIN PER DAY

[CHART]	[CHART]	[CHART]

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HELMERICH & PAYNE, INC.

RESULTS OF OPERATIONS - INTERNATIONAL OPERATIONS

Unaudited

	Three months ended
	9/30/2004	12/31/2004	3/31/2005	6/30/2005	9/30/2005
	in thousands, except days and per day amounts

Revenues	$38,029	$42,471	$41,799	$46,030	$47,180
Direct operating expenses	27,050	30,855	32,920	35,192	36,870
General and administrative expense	527	653	497	619	794
Depreciation	5,267	4,766	4,800	4,935	5,606
Operating income	$5,185	$6,197	$3,582	$5,284	$3,910

Activity days	1,692	1,823	1,728	1,916	2,024
Average rig revenue per day	$18,746	$19,208	$19,430	$19,536	$19,168
Average rig expense per day	$12,739	$13,346	$13,672	$14,633	$14,416
Average rig margin per day	$6,007	$5,862	$5,758	$4,903	$4,752
Rig utilization percentage	57%	71%	71%	80%	85%

OPERATING PROFIT	ACTIVITY DAYS	AVERAGE RIG
(in millions)		MARGIN PER DAY

[CHART]	[CHART]	[CHART]

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HELMERICH & PAYNE, INC.

SEGMENT SUMMARY

Unaudited

	Three months ended
	9/30/2004	12/31/2004	3/31/2005	6/30/2005	9/30/2005
	in thousands
Operating income (loss)
U.S. Land	$13,856	$25,588	$35,797	$47,244	$56,028
U.S. Offshore	(47,540)	4,168	4,172	4,648	4,720
International	5,185	6,197	3,582	5,284	3,910
Real Estate	34	1,075	861	1,266	1,512
Segment operating income (loss)	$(28,465)	$37,028	$44,412	$58,442	$66,170
Corporate general & administrative	(5,617)	(5,893)	(6,440)	(7,644)	(6,056)
Other depreciation	(864)	(671)	(846)	(683)	(791)
Inter-segment elimination	—	455	460	703	560
Operating income (loss)	(34,946)	30,919	37,586	50,818	59,883

Other income (expense):
Interest and dividend income	476	961	1,193	1,671	1,984
Interest expense	(3,247)	(3,309)	(3,246)	(3,127)	(2,960)
Gain on sale of investment securities	13,442	26,349	(36)	—	656
Income from asset sales	3,641	10,816	971	603	1,160
Other	64	(2)	348	29	(610)
Total other income (expense)	14,376	34,815	(770)	(824)	230

Income (loss) before income taxes and equity in income (loss) of affiliates	$(20,570)	$65,734	$36,816	$49,994	$60,113

Real Estate Operating Income	Total Segment Operating Income	G/L from Security Sales
(millions)	(millions)	(millions)

[CHART]	[CHART]	[CHART]

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HELMERICH & PAYNE, INC.

STOCK PORTFOLIO

11/25/2005

						0.385		% of
		Stock	Market	Tax	Taxable	Taxes	After Tax	Portfolio
Company	Shares	Price	Value	Basis	Gain	Payable	Value	Value

ATW	2,000,000	$70.83	$141,660	$5,106	$136,554	$52,573	$89,087	48%
SLB	1,230,000	$97.03	119,347	17,185	102,162	39,332	80,015	43%
			261,007	22,291	238,716	91,905	169,102	91%

Other			20,822	10,156	10,666	4,106	16,716	9%

Totals			$281,829	$32,447	$249,382	$96,011	$185,818	100%

	Three months ended
	9/30/2004	12/31/2004	3/31/2005	6/30/2005	9/30/2005
	in thousands, except per share amounts

Market value	$240,709	$203,768	$238,941	$236,426	$293,357
Sales price	16,838	45,952	52	—	696
Gain on sales	12,867	26,349	(36)	—	656
Non-monetary investment gains	575	—	—	—	—
Net income	8,228	16,060	(18)	—	402
Earnings per diluted share	0.16	0.31	—	—	0.01

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Helmerich & Payne, Inc.

Peer Ranking Analysis (Proforma)

September Quarter of 2005 - US Land Rigs (Lower 48)

Date:  November 11,  2005

Revenue
Quarter
Company	Revenue

Patterson-UTI (4)	381,206
Nabors	355,172
Grey Wolf	181,523
Helmerich & Payne	157,335
Unit	119,873

Rig Margin
Gross
Company	Margin

Patterson-UTI (4)	49%
Nabors	48%
Helmerich & Payne	47%
Unit	44%
Grey Wolf	40%

Market Share
Market
Company	Share (1)

Patterson-UTI (4)	20.2%
Nabors	18.4%
Unit	7.7%
Grey Wolf	7.7%
Helmerich & Payne	6.5%

Activity
Utilization
Company	Rate (2)

Helmerich & Payne	96.6%
Grey Wolf	93.5%
Unit	92.4%
Patterson-UTI	89.7%
Nabors	81.4%

Size
Marketed
Company	Rigs (2)

Patterson-UTI	300
Nabors	300
Unit	111
Grey Wolf	110
Helmerich & Payne	90

Active Fleet
Avg Active
Company	Rigs

Patterson-UTI (4)	269.0
Nabors	244.2
Grey Wolf	102.9
Unit	102.6
Helmerich & Payne	86.9

Average Rig Margin/Day (3)
Company

Helmerich & Payne	$9,317
Grey Wolf (5)	$7,660
Patterson-UTI	$7,610
Nabors	$7,603
Unit (6)	$5,584

Margin Change vs Last Qtr
Company

Patterson-UTI	$1,400
Nabors	$1,200
Helmerich & Payne	$1,098
Unit	$1,034
Grey Wolf	$534

(1) Based on BHI’s average U.S. Land Rig count during 3Q2005 (1,330 rigs).

(2) Estimates based on general market information regarding marketed rigs (excluding rigs in inventory). Data for NBR and PTEN are general estimates.

(3) Calculated based on Gross Margins and active rig days, where Gross Margins represent corresponding Revenues minus Operating Expenses.

(4) Excludes Canadian rigs (14 of 16 rigs active on average during Quarter), and assumes dayrates and margins to be similar in the U.S. and Canada.

(5) Grey Wolf’s daily margins include Turnkey Operations.

(6) Unit’s margins are after elimination of intercompany rig profit.

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Helmerich & Payne, Inc.

Peer Ranking Analysis (Proforma)

September Quarter of 2005 - Consolidated Corporate Data

Date:  November 11,  2005

Revenue
Quarter
Company	Revenue
(MM$)
Nabors	921
Patterson-UTI	469
Helmerich & Payne	233
Unit	231
Grey Wolf	182

Op. Profit Margin
Op. Profit
Company	Margin (1)

Unit	39.4%
Patterson-UTI	37.2%
Grey Wolf	27.9%
Nabors	26.3%
Helmerich & Payne	25.8%

Return on Equity
Annualized
Company	ROE

Grey Wolf	38.4%
Patterson-UTI	33.9%
Unit	30.7%
Nabors	20.1%
Helmerich & Payne	13.4%

Return on Invested Capital
Annualized
Company	ROIC

Patterson-UTI	33.9%
Unit	26.9%
Grey Wolf	22.2%
Nabors	13.4%
Helmerich & Payne	11.9%

Market Value
Enterprise
Company	Value (2)
(MM$)
Nabors	11,380
Patterson-UTI	5,790
Helmerich & Payne	2,810
Unit	2,500
Grey Wolf	1,630

Multiple
EV/
Company	EBITDA (3)

Unit	5.2
Grey Wolf	6.0
Patterson-UTI	6.8
Helmerich & Payne	7.9
Nabors	8.4

Supplementary Data
	Price /	Debt /
Company	Book (4)	Total Cap

Patterson-UTI	5.1	0%
Grey Wolf	5.1	45%
Unit	3.6	13%
Nabors	3.1	36%
Helmerich & Payne	2.8	16%

(1) Operating Profit Margin is after depreciation, amortization, G&A and interest charges, but before income taxes.

(2) Enterprise Value (EV) as reported by Yahoo! Finance on November 2, 2005.

(3) Enterprise Value multiple of annualized EBITDA.

(4) As of November 2, 2005.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 17, 2006	BY HELMERICH & PAYNE, INC.

Three Year Comparative Stock Performance

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Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 17, 2006	BY HELMERICH & PAYNE, INC.

Two Year Comparative Stock Performance

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Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 17, 2006	BY HELMERICH & PAYNE, INC.

One Year Comparative Stock Performance

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Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 17, 2006	BY HELMERICH & PAYNE, INC.

Three Month Comparative Stock Performance

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